Marizyme, Inc.

2950 E. Harmony Rd, Suite 255

Fort Collins, CO 80528

November 19, 2018

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Ms. Tonya K. Aldave

Re:Marizyme, Inc.

Amendment No. 1 to Registration Statement on Form 10-12G Filed October 23, 2018

File No. 000-53223

Dear Ms. Aldave:

We hereby submit the responses of Marizyme, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated November 5, 2018, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Registration Statement on Form 10-12G (the “Registration Statement”) filed with the Commission on October 23, 2018.  The Company has prepared an Amendment No. 2 (the “Amendment”) to the Registration Statement and has filed the Amendment with the Commission concurrently with the submission of this response letter to you.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Business

Overview

Historical Development, page 3

1.We note your response to our prior comment 1 and reissue in part. Please disclose here in what European countries you conducted the MB101 product candidate trials and disclose the current status of the trials. In addition, disclose that you have not conducted any trials in the United States.

Response: We have updated the disclosure in the Amendment to reflect that the MB101 product candidate trials were conducted by the company that previously owned the technology and to specifically state that no trials were conducted in the United States.

Results of Operations

Operating Expenses, page 36

2.Refer to your response to comment 9 and your revised disclosures. Your explanation on page 36 under Operating Expenses describes a decrease whereas operating expenses increased. Please revise the disclosure to break out the change in operating expenses by the nature of the expense, such as selling, general and administrative, separately. Please include quantification of the change in each factor. Please also revise your explanation for the change in Net Other Income/Expense to separately describe the nature of the Other Income and Other Expenses incurred during the six months ended June 30, 2017.

Response:  We have corrected the disclosure in the Operating Expenses section of the Amendment to properly reflect an increase in such expenses rather than a decrease.  We have also added an explanation relating to the nature of these expenses which are primarily administrative.  We have also revised our explanations in the Net Other Income/Expense disclosures to separately describe the nature of these income and expense categories, as requested.

U.S. Securities and Exchange Commission

November 19, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Recent Accounting Pronouncements, page 42

3.Refer to your response to comment 10 and your revised disclosures. You have disclosed that you have irrevocably elected not to avail yourself of the exemption from delaying the adoption of new or revised accounting standards and that you will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. Therefore, please explain why your disclosure indicates that you did not adopt ASC 606 on January 1, 2018.

Response: We believe that our presentation referred to on page 42 of our submission is accurate and does not need further modification.

The disclosure you reference states, “The adoption of this new guidance is not expected to have a material impact on our results, operations, cash flows or financial position.”  It does not state, nor does it indicate, that we did not adopt ASC 606.  Rather, the indication is that we will adopt that authority but do not expect that it will not have any effect on our financial statements.  The reason for this comment is found earlier in our submission where we describe the change in business that will occur as a result of acquiring the Krillase technology.  ASC 606 offers a set of rules as to how companies must recognize revenue arising from contracts with customers with performance obligations found within those contracts.  We do not anticipate our sales will arise from contract sales when producing revenue from the Krillase technology.

Further, while the 2018 results disclose some small gross revenue from the previous software business model, these sales were not new sales but, instead, reflect the final revenue from old sales in which no net revenue was recognized.  The Company does not anticipate any new software revenues from the old lines of business at any time in the future.

Statements of Cash Flows, page F-6

4.Refer to your response to comment 17 and your revisions to the statement of cash flows. Please clarify why you did not correct the same line items in the Unaudited Statements of Cash Flows on page F-17.

Response: We have updated the Unaudited Statements of Cash Flows on page F-17 to reflect the referenced revisions.

5.Refer to your response to comment 18. Please explain why the 10-K/A discloses net cash used by investing activities related to Investments and Subsidiaries in 2016 of $(1,181,455), whereas the Form 10 discloses no activity from investing activities. In addition, please explain why the 2016 Related Party Transaction amount of $(745,125) does not agree to the amount in the 10-K/A of $475,949. We continue to believe you should amend the Form 10-K/A so that the subtotals of cash used in/provided by operating, investing and financing activities are correct.

Response: In accordance with the Staff’s request, we will file an amendment to the 10-K/A to conform the referenced 10-K/A cash flow disclosure to the updated Form 10 disclosure.  We expect to file the Form 10-K amendment within the next 10 days.

U.S. Securities and Exchange Commission

November 19, 2018

Note 8. Assets and Liabilities Held for Sale, page F-12

6.With regard to your response to comment 20, since GBS Software AG's (GROUP) stock trades on the Frankfurt Exchange it is not clear why possible impairment at June 30, 2018 or earlier would not be assessed by using the fair value of the shares owned. Please advise or revise as necessary. Refer to ASC 360-10-40-4, 323-10-35-32 and 320-10-35-1. In addition, please reconcile your statement on page 7 that you own 1,198,324 shares of GROUP Common Stock with the disclosures on page F-14 demonstrating your ownership of 49%.

Response: We note the following:

•ASC 360-10-40-4 Refers to Impairment of disposal of Long-lived assets; however, as per scope limitation 360-10-15-5 (d), this section specifically excludes investments in equity securities.

•ASC 323-10-35-32 Specifically states that “decline in the quoted market price below the carrying amount or the existence of operating losses is not necessarily indicative of a loss in value that is other than temporary. All are factors that shall be evaluated.”  This is actually the basis of our approach.

•ASC 320-10-35-1 Refers to the fair value of restricted stock, but the stock represented by liabilities held for resale was not restricted and was freely tradeable.  Therefore, we believe that this reference is not applicable.

We believe that because the GROUP shares are so thinly traded on the Frankfurt Exchange, using the stock’s price on the Frankfurt exchange as an indication of fair value would not reflect an accurate calculation of this measure.  As indicated in the references above, we believe that other factors shall be evaluated in determining fair value and that, in this situation, using the net book equity per share method is reasonable.

Finally, the statements on Pages 7 and F-14 regarding the correct percentage ownership of GROUP shares have been reconciled to the correct 23.9% number.

If you would like to discuss any of our responses to the Staff’s comments or if you would like to discuss any other matters relating to our Registration Statement, please contact the undersigned at (925) 400-3123 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100, or Paul Levites, Esq. at 202 869-0888, ext. 103.

Sincerely,

Marizyme, Inc.

By: /s/ Michael K. Handley

     Michael K. Handley

     Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.